UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Foresight Autonomous Holdings Ltd.’s (the “Registrant”) press release issued on November 10, 2025, titled “Foresight Expands Global Reach Through Strategic Collaboration with Leading Chinese Stereo Solutions Manufacturer.” A copy of the press release is furnished herewith as Exhibit 99.1.

The first four paragraphs and the section titled “Forward-Looking Statements” of press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709 and 333-286221) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on November 10, 2025, titled “Foresight Expands Global Reach Through Strategic Collaboration with Leading Chinese Stereo Solutions Manufacturer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: November 10, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer